LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

March 8, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Dear Mr. Morris:

Re:         Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of March 4, 2021 concerning our registration statement on Form S-1 filed February 5, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

If we become a reporting issuer under the Securities Exchange Act of 1934, page 7

1.	We note that this risk factor describes your obligation to file periodic reports under the Securities Exchange Act. Please revise your disclosure to explain your reporting obligations under Section 15(d). In addition, please clarify whether you intend to file a Form 8-A in connection with this offering.

We have revised the noted risk factor to explain our reporting obligations under Section 15(d) and to clarify that we intend to file a Form 8-A in connection with the offering and what the implications of doing so will be.

Description of Securities to be Registered, page 13

2.	We note your disclosure here and under Plan of Distribution on page 11 that you have 108,000,000 common shares issued and outstanding. Please reconcile these statements with your disclosure at page 2 that there are 100,000,000 shares outstanding prior to this offering.

We have revised our disclosure in the Plan of Distribution section to indicate that we currently have 100,000,000 shares of common stock outstanding prior to the offering.

Information with Respect to the Registrant, page 14

3.	Please revise the discussions of your two applications to clarify when you began working on the applications. If development preceded the formation of your company, please disclose whether the intellectual property is currently owned by the company or Mr. Okelo and describe the process by which ownership was transferred to the company. Please also address whether any portion of the intellectual property is or will be retained by your freelance developers (or other third parties) and how you are able to ensure that your intellectual property does not infringe on the rights of others. In this regard, we note your disclosure at page 5 that Mr. Okelo has no experience in software development.

We have clarified that Mr. Okelo commissioned the work on the WarpSpeedTaxi application in May 2020. After our incorporation, Mr. Okelo transferred all rights in the application to us by way of a Bill of Sale. We have filed the Bill of Sale as an exhibit to our amended registration statement.

The development of the Privacy and Value software commenced in December 2020 after we were incorporated. No portion of the intellectual property is or will be retained by our freelance developers or any other third-parties.

We are not able to ensure that our intellectual property does not infringe on the rights of others. We have added a risk factor that discloses this concern.

WarpSpeedTaxi Application, page 14

4.	We note that portions of you disclosure may suggest to investors that you intend to provide ride sharing or food delivery services. Please revise throughout to clarify, if true, that you are merely providing a technology that may be used by your clients to provide these services.

We have revised our disclosure regarding the WarpSpeedTaxi application to clearly indicate that we have agreed to sell our interest in the application and that we will not realize and revenue or incur any operation costs from its use since the purchaser will be providing ride-hailing and food delivery services. The consideration that we will receive from the application is limited to $300,000 that the purchaser is required to pay us.

5.	Please revise to state whether this application will be exclusively owned by the purchaser or will be jointly-owned by you and the purchaser (and other third parties, if any). In this regard, we note Section 2.2 of the Asset Purchase Agreement states that operational data and databases will be jointly owned. The same provision also includes a non-compete agreement. Please revise your disclosure to describe the interest, if any, that you will retain in the application and underlying technologies after its sale, including whether the same or similar technologies may be developed for or sold to other third parties by you.

We have added the following disclosure in this section:

“Our agreement to sell the WarpSpeedTaxi application provides that the purchaser will own a 100% interest in the WarpSpeed Taxi computer and mobile device application including all intellectual property rights, all incorporated technology and all design specifications. The one exception to the purchaser’s outright ownership of the application is that we and the purchaser will jointly own all operational data and databases relating to the WarpSpeedTaxi application. However, we are not entitled to use the data for any purpose that competes directly or indirectly with the purchaser’s use and operation of the application for ride-hailing and food delivery. The agreement with the purchaser does not prevent us from developing similar technologies for other third-party customers though we would have to ensure that any similar technologies would not infringe upon the intellectual property rights of the WarpSpeedTaxi application purchaser.”

Plan of Operations, page 17

6.	Please revise to explain the process you will use to test each prototype. In addition, please disclose, where appropriate, whether there are risks associated with the relying on low cost developers that do not reside in the United States or in Kenya.

We have expanded our disclosure in the Plan of Operations section to indicate the process we will use to test each prototype. We have also discussed the risks associated with relying on low-cost developers in India for that process.

We have also added the following risk factor to our amended registration statement:

“BECAUSE WE ARE USING LOW-COST DEVELOPERS IN INDIA TO COMPLETE OUR CURRENT SOFTWARE DEVELOPMENT AND PROTOTYPE TESTING THAT ARE NOT SUBJECT TO DIRECT OVERSIGHT WITHIN INDIA, WE FACE A RISK THAT OUR PRODUCTS WILL NOT BE DESIGNED TO OUR EXACT SPECIFICATIONS.

We are using lost-cost independent contractors in India to develop the WarpSpeedTaxi application and the Privacy and Value software, and to test the prototypes that result in order to ensure their functionality. Because our president and sole director resides in Kenya, he must assess our product development remotely rather than in-person. As a result, there is a risk that our products will not perform exactly as intended. We are attempting to mitigate this risk with the WarpSpeedTaxi application by having the president of the company that is purchasing the application, who is an experienced software developer and resident of India, oversee the prototype testing of that product. However, his involvement does not obviate us from our legal responsibility in providing the purchaser with a working prototype to its satisfaction. We are not currently able to mitigate this risk with respect to the Privacy and Value software since we do not have a purchaser who can be involved in the testing process. If our products contain significant design flaws due to our failure to property oversee development, our business will fail.”

Compliance with Government Regulations, page 18

7.	Please expand your discussion here and in the Risk Factors section to more fully describe the specific risks and laws that are applicable to your software development projects. The current disclosure provides a broad overview of general areas of law and should be replaced with a more granular discussion of particular legal requirements and risks related to privacy, data storage, surveillance, and intellectual property as well as potential sanctions for non-compliance.

We have revised our disclosure in the Compliance with Government Regulations to specifically outline the legal requirements and risks relating to privacy, data storage, data usage, surveillance, and intellectual property. We have also added risk factors concerning intellectual property and privacy law issues.

Report of Independent Registered Public Accounting Firm, page F-2

8.	Given the footnote disclosures on page F-7 regarding the substantial doubt about your ability to continue as a going concern, please tell us why substantial doubt has not been expressed by your auditor in their audit report.

Our auditor has provided a revised audit report that expresses substantial doubt about our ability to continue as a going concern.

Notes to Consolidated Financial Statements, 3. Summary of Significant Accounting Polices

Revenue Recognition, page F-8

9.	Please explain your analysis of the applicable revenue guidance in determining it was appropriate to recognize revenue, in full, for the WarpSpeedTaxi computer application. If ASC 606 is the applicable guidance, please explain how you applied the five-step model of revenue recognition. If you have not adopted ASC 606, please also explain why not.

We relied on ASC 605 instead of ASC 606 for a revenue recognition policy. ASC 606 is principally related to “software as a service” (“SaaS”) revenue streams in which variable revenues need to be estimated over the service-subscription period. We elected to utilize ASC 605 as it provides guidance on revenue recognition for production-type contracts since we are in the business of producing and selling software at a set price that is not subject to the variation common in SaaS revenue streams.

Exhibits

10.	Please revise the fourth paragraph of Exhibit 5.1 to remove the statement that it may not be relied upon “by any other persons. . . except as to auditors, counsel, and appropriate governmental and regulatory authorities.” Similarly, please remove the first and second sentences of the fourth paragraph, as well as the first sentence of the fifth paragraph, all of which also appears to limit the ability of investors to rely on the opinion. In this regard, we note that purchasers of the securities in the offering are entitled to rely on the opinion, which reliance includes the due diligence done by counsel to render the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

We have filed a revised legal opinion with our amended registration statement that omits the content you note.

Yours truly,

LIMITLESS PROJECTS INC.

Per:

/s/ Daniel Okelo

Daniel Okelo